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EXHIBIT 2.3

                                STATE OF DELAWARE
                            CERTIFICATE OF OWNERSHIP
                                   AND MERGER

                                             Section 253B Parent into Subsidiary
                                                                     Page 1 of 2

                       CERTIFICATE OF OWNERSHIP AND MERGER
                                     MERGING
                           FLUID MEDIA NETWORKS, INC.
                                      INTO
                                 FMN MERGER CO.

     Fluid Media Networks, Inc., a corporation organized and existing under the laws of the State of Delaware,

     DOES HEREBY CERTIFY:

     FIRST: That it was organized pursuant to the provisions of the General Corporation Law of the State of Delaware on the 27th day of June, 2006.

     SECOND: That it owns one hundred percent (100%) of the outstanding shares of the capital stock of FMN Merger Co., a corporation organized pursuant to the provisions of the Revised Statutes of the State of Nevada on the 27th day of April, 2007.

     THIRD: That its Board of Directors, at a meeting held on the 11th day of April, 2007, determined to merge the Fluid Media Networks, Inc. into FMN Merger Co., and did adopt the following resolutions:

     RESOLVED, that this corporation, Fluid Media Networks, Inc., merge itself into FMN Merger Co., which corporation, FMN Merger Co., assumes all of the obligations of Fluid Media Networks, Inc., and that the name of the surviving entity will thereafter be changed to Fluid Media Networks, Inc.

     FURTHER RESOLVED, that the terms and conditions of the merger are as follows:

          Upon completion of the merger, the holders of the authorized capital stock of Fluid Media Networks, Inc. shall receive an equivalent number of shares of the authorized capital stock of FMN Merger Co. and shall have no further claims of any kind or nature; and all of the certificates of Fluid Media Networks, Inc., held by such holders of the authorized capital stock shall be surrendered and canceled.

     FURTHER RESOLVED, that this resolution to merge be submitted to the stockholders of this Corporation, Fluid Media Networks, Inc., at a meeting to be called and held after twenty days notice of the purpose thereof mailed to the last known address of each stockholder, and in the event that the holders of at least a majority of the stock of this corporation, fifty-five million one (55,000,001) shares, votes in favor of this resolution that the merger shall be deemed approved.

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     FOURTH: That this merger has been approved by the holders of at least a majority of the outstanding shares of stock of this corporation, fifty-five million one (55,000,001) shares, at a meeting duly called for the purpose.

     FIFTH: The surviving corporation agrees that it may be served with process in the State of Delaware in any proceeding for enforcement of any obligation of any constituent corporation of Delaware, as well as for enforcement of any obligation of the surviving corporation arising from this merger, including any suit or other proceeding to enforce the rights of any stockholders as determined in appraisal proceedings pursuant to the provisions of Section 262 of the Delaware General Corporation laws, and irrevocably appoints the Secretary of State of Delaware as its agent to accept service of process in any such suit or proceeding. The Secretary of State shall mail any such process to the surviving corporation at 5813 Uplander Way, Unit #A Culver City, CA 90230-6607

     IN WITNESS WHEREOF, said parent corporation has caused this Certificate to be signed by an authorized officer this 17th day of May 2007.

                                    By:_________________________________
                                             Authorized Officer
                                    Name: Justin Beckett
                                    Title: Chief Executive Officer